03 MAY 19 AM 7:21

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/ltop/adr0303

31 March 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


03050534

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 1 March to date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dlw 5/20

DOCUMENTS PASSED TO SEC – 31 MARCH 2003

COMPANIES HOUSE FILINGS			
•	12 March 2003	-	Form 88(2) re allotment of shares
•	24 March 2003	-	Resignation of auditors
•	31 March 2003	-	Appointment of director
•	31 March 2003	-	Form 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE			
•	5 March 2003	-	Director Shareholding
•	25 March 2003	-	Board appointment
•	25 March 2003	-	Acquisition

PAUL COOPER
31 MARCH 2003

Exemption No
82 5017

03 MAY 19 AM 7:21

Ref: chcorres.pgc.roc8

12 March 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Form 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	10	03	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	13,372	92	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share (including any share premium)	384.0p	523.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 13,464
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed David Morris Date 12 March 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street,
Manchester M60 1XA

ESP/EX-C/E7474/cn Tel 0161 273 8282

DX number DX exchange

Continuation sheet 1 attached to Form 88(2) dated 12/3/03

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 07MAR03 TO 07MAR03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BANGEE OMAR /MR. 23 ARGYLL ROAD PRESTON LANCASHIRE PR1 6JY	1296
BAYLISS SAMANTHA /MRS. 10 LYSANDER ROAD RUBERY REDNAL BIRMINGHAM WEST MIDLANDS	147
BLEAKLEY BEVERLEY /MRS. 9 SAUNTON AVENUE HARWOOD BOLTON BL2 4HL	307
BOWERS DOREEN /MRS. 34 PARSONS GREEN GUILDFORD SURREY GU1 1QY	123
BRANT KEITH /MR. 58 GROVE HILL EMMER GREEN READING BERKS RG4 8PR	61
BURNETT JULIE /MRS. ORCHARD HOUSE THE ROW LAUDER BERWICKSHIRE TD2 6TQ	984
CASE DOROTHY J /MRS. 50 CREDITON DRIVE PLATT BRIDGE WIGAN LANCS	114
CHANOT DAVID /MR. 11 THE MEAD WEST WICKHAM KENT BR4 0BA	1538
CLOUGH PHYLLIS /MRS. 12 BRUNTCLIFFE CLOSE MORLEY LEEDS WEST YORKSHIRE	246
CROXTON TREVOR /MR.	1538

18 BRIDLE WAY
HERNE BAY
KENT
CT6 7PQ

CURRIE ALASTAIR M /MR. 1538
10 ROSENEATH
BRAMHALL
STOCKPORT
CHESHIRE
SK7 3LP

DENTON ALMA /MRS. 123
24 MANOR FARM DRIVE
CHURWELL
MORLEY
LEEDS

SHARES ALLOT[TED]

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
GREEN IRENE /MRS. 9 GIDLOW HOUSES STANDISH WIGAN WN6 8RU	235
GRICE KENNETH /MR. 5 FFORDD MON RHOSDDU WREXHAM CLWYD LL11 2LH	295
HAYES JULIA ANN /MRS. 57 NOEL STREET KIMBERLEY NOTTINGHAM NOTTINGHAMSHIRE	255
HEWINS DAWN /MRS. 31 GOLDSMITH ROAD BLACKPOLE WORCESTER WR4 9FW	117
JAY ALICE /MRS. 7 WOODCROSS GARDENS MORLEY LEEDS LS27 9LW	1230
KELLY DERMOT /MR. 59 RINGWOOD HIGHWAY POTTERS GREEN COVENTRY WARWICKSHIRE CV2 2GN	242
NATHANIEL MARTIN /MR. 30 BRONLLWYN ROAD GELLI RHONDDA MID GLAMORGAN CF41 7TE	246
PAVIER KEITH /MR. 11 LAVENHAM PLACE SKELLOW DONCASTER SOUTH YORKS	253
REEVES GRAHAM /MR. 8 DOWNING WAY PRIORS PARK STEFEN HILL DAVENTRY NORTHANTS NN11 4TN	274
EILLY MICHAEL /MR. 10 MACKMILLAN ROAD OWLEY REGIS EST MIDLANDS 65 8AR	137

Continuation sheet attached to form 88(1) dated 12-3-

ROBERTS ALISON /MISS. 307
21 MEADOWS ROAD
HEATON CHAPEL
STOCKPORT
CHESHIRE

SMALLWOOD MICHAEL /MR. 615
20 CHEVRIL COURT
WICKERSLEY
ROTHERHAM
S66 2BN

WALSH ANGELA /MISS. 307
11 ST ELMO GROVE
LEEDS
WEST YORKSHIRE
LS9 9BT

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
WOODWARD DEBBIE ANNE /MRS. 243 STATION ROAD NETHER WHITACRE COLESHILL BIRMINGHAM WEST MIDLANDS B46 2JG	117
WORTHINGTON MICHAEL /MR. 1 CAVERSHAM CLOSE SHOLING SOUTHAMPTON HANTS SO19 8FG	204
WRAGG ALISTAIR CHARLES /MR. HOLLY BANK STATION ROAD UPPER BROUGHTON NOTTS LE14 3BQ	615
NUMBER OF ACCOUNTS : 28	13464

*****END OF REPORT *****

Continuation sheet 3
attachment to
Form 88(2)
dated 17-3-03

Explanation No
82 5017

03 MAY 19 AM 7:21

Ref: chcorres.pgc.roc10

24 March 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

RESIGNATION OF AUDITORS

In accordance with Section 392(3) Companies Act 1985 we enclose the notice of resignation deposited at our registered office by our auditors PricewaterhouseCoopers in respect of GUS plc.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
101 Barbirolli Square
Lower Mosley Street
Manchester M2 3PW
Telephone +44 (0) 161 245 2000
Facsimile +44 (0) 161 245 2910
Direct Fax +44 (0) 161 247 4155

The Directors
GUS plc
Universal House
Devonshire Street
Manchester
M60 1XA

21 March 2003

Our ref: LTD190303KLBSH

Dear Sirs

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, we have agreed with you that the new firm, PricewaterhouseCoopers LLP will be replacing us as auditors.

In accordance with Section 392 of the Companies Act 1985, we give notice that we are resigning as auditors of GUS plc, registered number 00146575 with effect from 26 March 2003.

In accordance with Section 394 of the Companies Act 1985, we confirm that there are no circumstances connected with our resignation which we consider should be brought to the notice of the shareholders or creditors of GUS plc.

Yours faithfully

PricewaterhouseCoopers

PricewaterhouseCoopers

EXEMPTION NO
82 5017

03 MAY 19 AM 7:21

Ref: chcorres.pgc.roc11

31 March 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

APPOINTMENT OF DIRECTOR

In connection with a recent appointment to the board of GUS plc, I attach Form 288a for your attention

Yours faithfully

Paul Cooper

Assistant Company Secretary


Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year		Day	Month	Year
Date of appointment	25	03	2003	†Date of Birth	17	05	1951

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): CRAIG THOMAS

Surname: SMITH

Previous Forename(s): NONE Previous Surname(s): NONE.

†† Usual residential address: 902 SOUTH ADAMS STREET

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: HAVRE DE GRACE Postcode: 21078

County / Region: MARYLAND Country: UNITED STATES OF AMERICA

†Nationality: AMERICAN (USA) †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): NONE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 25 MARCH 2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25 MARCH 2003

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL CURRAN . GUS plc;
UNIVERSAL HOUSE ; DEVONSHIRE STREET;
MANCHESTER M60 1XA Tel 0161 277 4064

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number

† Directors only.

†Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Examination No
82 5017

GUS

Ref: chcorres.pgc.roc88(2)

31 March 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Form 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,296		
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share (including any share premium)	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 6,296
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : *

Signed David Morris Date 31 March 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/7522/ST Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 20MAR03 TO 20MAR03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ANDERSON MARY /MRS. 37 KINGSCROFT ROAD HUCCLECOATE GLOUCESTER GL3 3RG	615
BRAY WENDY /MRS. 3 SHERWATER GARDENS PEEL GREEN ECCLES MANCHESTER M30 7NH	492
CORSELLI GAYNOR /MISS. 13 LINKS ROAD ROMILEY STOCKPORT CHESHIRE SK6 4HU	255
DAVIES GRAHAM /MR. 146 PELHAM ROAD WARD END BIRMINGHAM WEST MIDLANDS	117
FIELD SUSAN /MRS. 10 SHIRLEY CLOSE MALVERN WORCESTERSHIRE WR14 2NH	294
HARVEY OLIVIA /MRS. 116 RICKSTONES ROAD WITHAM ESSEX CM8 2NB	123
HIGGINSON BEVERLEY ANNE /MRS. 151 OLD RD FAILSWORTH MANCHESTER M35 0GD	140
JARRATT RODNEY /MR. 8 WHEATCROFT HADFIELD GLOSSOP DERBYSHIRE SK13 2EN	766
JESSOP DAVID CHARLES /MR. N A/C FINCH COTTAGE 1 DEFFORD ROAD PERSHORE WORCESTERSHIRE	147

Continuation Sheet 1 to Form 88(2) Dated 31/3/03

Continuation Sheet 2 to Form 88(2) Dated 31/3/03

MCINTYRE KENNETH /MR.
52 GREEN END
GAMLINGAY
SANDY
BEDS

184

MUDD PAMELA /MRS.
3 CORSHAM COURT
GREAT HOLM
MILTON KEYNES
MK8 9BA

307

PURCHON ALAN /MR.
LAMMAS COTTAGE
THE GREEN
HALLOW
WORCESTER
WORCESTERSHIRE WR2 6PE

1538

SHARES ALLOTTED

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
THOMPSON CHRISTOPHER /MR. 42 CHERINGTON CLOSE MATCHBOROUGH ESTATE REDDITCH WORCESTER	294
UNDERWOOD KATHERINE /MRS. 63 QUEENSWOOD DRIVE HEADINGLY LEEDS LS6 3NG	102
WAINWRIGHT LOUISE /MRS. 202 LLYSTAEN ROAD OLD COLWYN COLWYN BAY LL29 9HS	307
WALKER NIKOLETA /MISS. 97 HANNAH STREET DARWEN LANCS BB3 2AQ	615
NUMBER OF ACCOUNTS : 16	6296

*****END OF REPORT *****

Continuation sheet 3 to form 88(2) dated 31/3/03

Examination No 82 5017

GUS

Ref: PGC/Ann05032003215385

5 March 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	215385
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc has today received a notification from Oliver Stocken (a non-executive director of the Company) that, as a result of his participation in the Company's Dividend Reinvestment Plan, his beneficial holding of Ordinary shares of 25p each in the Company has increased from 21,996 Ordinary shares to 22,231 Ordinary shares. The purchase of 235 shares required in connection with the Dividend Reinvestment Plan was made on 7 February 2003 at a price of £5.2053 per share. Notification to shareholders was made by the Plan Manager on 21 February 2003.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

Investor information

RNS announcements

REG-GUS PLC Directorate Change

RNS Number:1410J
GUS PLC
25 March 2003

25 March 2003

GUS plc

Board appointment

GUS plc, the retail and business services group, is today pleased to announce the appointment of Craig Smith to the Board.

Craig Smith, who was appointed CEO of Experian North America in June 2000, is appointed Chairman of Experian worldwide and will join the Board of GUS plc with immediate effect.

Following today's announcement of the acquisition of the Scorex joint ventures, John Saunders, CEO of Experian International, takes on additional worldwide responsibility for Experian's decision support technology and consultancy services through the creation of a Global Decision Solutions business.

Don Robert, currently Chief Operating Officer of Experian North America, succeeds Craig Smith as CEO of that business.

Sir Victor Blank, Chairman of GUS, commented:

"We are delighted to announce Craig's appointment to the Board of GUS today. Since joining Experian, Craig has played a key role in successfully repositioning the North American business. I have every confidence that Experian, led by the team of Craig, John and Don, will capitalise ever more effectively on the growth opportunities available to it."

Enquiries:

Exemption No 82 5017

GUS
David Tyler Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

The announcement is also available on the GUS web site www.gusplc.com.

Notes to editors:

Craig Smith, 51, was appointed CEO of Experian North America in June 2000. Before this, he was one of five founding executives of MBNA America Bank and spent 12 years with the bank from its launch in 1982. Mr Smith has over 30 years of senior financial services experience and, from 1994 to 2000, ran his own international management consultancy, Hamilton Partners, specialising in advising financial services organisations.

John Saunders, 55, was appointed CEO of Experian International in 2000, following the integration of the company's UK and Rest of World operations. He joined Experian in 1983 with substantial experience of credit operations and direct marketing gained at GUS Home Shopping and Reader's Digest UK. John went on to hold several key management positions at Experian before becoming Chief Executive of its UK operations in 1996.

Don Robert, 43, joined Experian in 2001. Before that, he served as president of The First American Corporation's Consumer Information and Services group, where he created a portfolio of consumer information businesses. Don was also previously president of First American CREDCO, the US's largest mortgage credit reporting company.

About GUS

GUS is a retail and business services group. We provide information and customer relationship management services through Experian, multi-channel retailing and home delivery through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

About Experian

Experian provides strategic support to organisations around the world. It helps its clients target, acquire, manage and develop profitable customer relationships. Experian works with more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retail and catalogue, automotive, manufacturing, leisure, utilities, property, e-commerce and government. Experian has headquarters in Nottingham, UK, and Costa Mesa, California. It has a 175-year history and unbroken sales growth over the past 22 years. Its 13,000 people support clients in more than sixty countries. Annual sales exceed £1.1 billion, of which about two-thirds

come from Experian North America and the balance from Experian International, mainly the United Kingdom and Continental Europe.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOADZLFLXXBEBBD

Investor information

RNS announcements

REG-GUS PLC Acquisition

RNS Number:1415J
GUS PLC
25 March 2003

25 March 2003

GUS plc

Acquisition for £70m by Experian of outstanding interests in Scorex

Experian, the global business solutions company owned by GUS plc, today announces that it has acquired the outstanding stakes in its joint ventures with Scorex, the credit decision solutions company. The purchase price is £70m in cash, of which £6.4m is deferred over three years.

The Scorex business was started in 1986. In 1996, Experian entered into joint venture agreements with Scorex for the global marketing of credit solutions, the majority of which relate to credit scoring, application processing, risk management and fraud. These joint ventures, in which Experian generally has just over a 50% stake, operate in many markets including the United Kingdom, Italy, the United States, France, South Africa, Spain, and Canada. Sales in the year to March 2003 are expected to be about £30m.

This important acquisition gives Experian additional scale in the growing credit decision solutions market. By combining the Scorex joint ventures with Experian's already strong presence in many countries, the merged business will become truly global. It will benefit from the combined expertise of a single management team and an integrated product range. Experian's growth in global credit decision solutions will be accelerated, especially in the United States, where it will be able to offer services more effectively to major clients.

The acquisition is expected to generate a double-digit post-tax return on capital and to be slightly accretive to earnings per share immediately.

In addition to his current role, John Saunders, Chief Executive of Experian International, will take on worldwide responsibility for Experian's new Global Decision Solutions business. This will incorporate both the Scorex products and Experian-developed risk management products, with operations in 17 countries. Experian's annual sales of credit decision solutions products are about £150m to clients in over 60 countries.

Commenting on the acquisition, John Saunders, Chief Executive of Experian International, said:

"The full merger of Experian's decision solutions business with Scorex consolidates and strengthens our already solid position in the UK, Europe and Asia Pacific. It also gives us an excellent base on which to build our market share in the US, the world's largest consumer market. We have two outstanding product ranges and by combining sales, marketing and delivery capabilities, we will be able to bring new products more quickly to market and provide stronger, more leading-edge solutions to a global market place."

Enquiries:

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

The announcement is also available on the GUS web site www.gusplc.com.

Notes to editors:

About GUS

GUS is a retail and business services group. We provide information and customer relationship management services through Experian, multi-channel retailing and home delivery through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

About Experian

Experian provides strategic support to organisations around the world. It helps its clients target, acquire, manage and develop profitable customer relationships. Experian works with more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retail and catalogue, automotive, manufacturing, leisure, utilities, property, e-commerce and government. Experian has headquarters in Nottingham, UK, and Costa Mesa, California. It has a 175-year history and unbroken sales growth over the past 22 years. Its 13,000 people support clients in more than sixty countries. Annual sales exceed £1.1 billion, of which about two-thirds come from Experian North America and the balance from Experian International, mainly the United Kingdom and Continental Europe.

END

ACQPUUUGWUPWGRC